Exhibit 99.1

Yirendai Announced Change of Chief Technology Officer

BEIJING, April 22, 2016 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced that Mr. Nian Duan, resigned from the position of Chief Technology Officer of the Company due to personal reasons, effective immediately. Yirendai’s Chief Executive Officer, Ms. Yihan Fang, will assume the responsibility of technology development.

“We appreciate Nian’s contribution to our business growth during his tenure,” said Ms. Yihan Fang, CEO of Yirendai. “We will continue to invest in technology product development and build a strong engineering team to support the strong growth momentum of our business. In the meantime, we wish all the best for Nian’s future endeavor as an entrepreneur.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com